Exhibit 11.1

GENESEE & WYOMING INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER COMMON SHARE
(in thousands, except per share amounts)

	Three Months Ended	Three Months Ended
	March 31, 2004	March 31, 2003
BASIC EARNINGS PER SHARE CALCULATION:
Net Income available to common shareholders	$9,165	$5,241
Weighted average number of shares of common stock	22,928	22,529
Earnings per share — basic	$0.40	$0.23
DILUTED EARNINGS PER SHARE CALCULATION:
Net Income	$9,466	$5,534
Weighted average number of shares of common stock and common stock equivalents outstanding:
Weighted average number of shares of common stock	22,928	22,529
Common stock equivalents issuable under stock option plans	729	397
Common stock equivalents applicable to Mandatorily Redeemable Convertible Preferred Stock	3,668	3,668
Weighted average number of shares of common stock and common stock equivalents — diluted	27,325	26,594
Earnings per share – diluted	$0.35	$0.21